UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GENPACT LIMITED
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G3922B107
(CUSIP Number)

March 26, 2010
(Date of Event Which Requires Filing of this Statement) (Note: This Amendment No. 3 is not required; it is filed voluntarily.)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3922B107	13G	Page 2

1		NAMES OF REPORTING PERSONS GE Capital (Mauritius) Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 19,947,364 (1)
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 19,947,364 (1)
	8	SHARED DISPOSITIVE POWER 0 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,947,364 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Items 4 and 8 ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1% (1)
12		TYPE OF REPORTING PERSON CO

(1) See Items 4 and 8 of this Schedule 13G (Amendment No. 3).

CUSIP No. G3922B107	13G	Page 3

1		NAMES OF REPORTING PERSONS GE Capital International (Mauritius)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 19,947,364 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,947,364 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,947,364 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Items 4 and 8 ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1% (1)
12		TYPE OF REPORTING PERSON CO

(1) See Items 4 and 8 of this Schedule 13G (Amendment No. 3).

CUSIP No. G3922B107	13G	Page 4

1		NAMES OF REPORTING PERSONS GE Indian Services Holding Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,947,364 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,947,364 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,947,364 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Items 4 and 8 ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%(1)
12		TYPE OF REPORTING PERSON CO

(1) See Items 4 and 8 of this Schedule 13G (Amendment No. 3).

CUSIP No. G3922B107	13G	Page 5

1		NAMES OF REPORTING PERSONS GE India Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,947,364 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,947,364 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,947,364 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Items 4 and 8 ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1% (1)
12		TYPE OF REPORTING PERSON CO

(1) See Items 4 and 8 of this Schedule 13G (Amendment No. 3).

CUSIP No. G3922B107	13G	Page 6

1		NAMES OF REPORTING PERSONS General Electric Capital Services Indian Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,947,364 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,947,364 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,947,364 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Items 4 and 8 ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1% (1)
12		TYPE OF REPORTING PERSON CO

(1) See Items 4 and 8 of this Schedule 13G (Amendment No. 3).

CUSIP No. G3922B107	13G	Page 7

1		NAMES OF REPORTING PERSONS General Electric Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,947,364 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,947,364 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,947,364 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Items 4 and 8 ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1% (1)
12		TYPE OF REPORTING PERSON CO

(1) See Items 4 and 8 of this Schedule 13G (Amendment No. 3).

CUSIP No. G3922B107	13G	Page 8

1		NAMES OF REPORTING PERSONS General Electric Capital Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,947,364 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,947,364 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,947,364 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Items 4 and 8 ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1% (1)
12		TYPE OF REPORTING PERSON CO

(1) See Items 4 and 8 of this Schedule 13G (Amendment No. 3).

CUSIP No. G3922B107	13G	Page 9

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) General Electric Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,947,364 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,947,364 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,947,364 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Items 4 and 8 ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1% (1)
12		TYPE OF REPORTING PERSON CO

(1) See Items 4 and 8 of this Schedule 13G (Amendment No. 3).

Item 1(a). Name of Issuer:

Genpact Limited (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

Canon's Court, 22 Victoria Street, Hamilton HM, Bermuda

Item 2(a). Name of Person Filing:

This statement is being filed by each of:

GE Capital (Mauritius) Holdings Ltd. (“Holdings”)
GE Capital International (Mauritius) (“International”)
GE Indian Services Holding Private Limited (“Indian Holding”)
GE India Ventures LLC (“India Ventures”)
General Electric Capital Services Indian Investments LLC (“Indian Investments”)
General Electric Capital Corporation (“GECC”)
General Electric Capital Services, Inc. (“GECS”)
General Electric Company (“GE”)

Holdings is owned by GECC, India Ventures and International.  International is owned by India Ventures and Indian Holding, which is a subsidiary of India Ventures, which is a subsidiary of Indian Investments, which is a subsidiary of GECC, which is a subsidiary of GECS, which is a subsidiary of GE.

Holdings, International, Indian Holding, India Ventures, Indian Investments, GECC, GECS and GE are referred to herein collectively as the “Reporting Persons”.

An agreement among the Reporting Persons that this statement be filed on behalf of each of them is attached hereto as Exhibit 1.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business offices of Holdings, International and India Ventures are located at Suite 413-414, Regus Mauritius, Ebene Heights 34, Cybercity, Ebene, Mauritius.  The principal business offices of Indian Holding are located at AIFACS Building, 1 Rafe Marg, New Delhi, 110001 India.  The principal business office of Indian Investments are located at 800 Long Ridge Road, Stamford, CT 06927.  The principal business office of GECC is located at 901 Main Avenue, Norwalk, CT 06851.  The principal business offices of GECS and GE are located at 3135 Easton Turnpike, Fairfield, CT 06828.

Item 2(c). Citizenship:

Each of Holdings, International and India Ventures is a Mauritius company.  Indian Holding is an Indian company.  Indian Investments is a Delaware limited liability company.  Each of GECC and GECS is a Delaware corporation.  GE is a New York corporation.

Item 2(d). Title and Class of Securities:

Common Shares, par value $0.01 per share (the “Common Shares”)

Item 2(e). CUSIP Number:

G3922B107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in Section 3(a)(6) of the Act

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

(j)	☐	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a)-(c)  The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

As of March 26, 2010, Holdings was the direct beneficial owner of 19,947,364 Common Shares of the Issuer.  GE and the other Reporting Persons, indirectly through subsidiaries, may be deemed to have beneficial ownership of these shares.  Nothing in this Schedule 13G shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares of the Issuer, other than the Common Shares held directly or indirectly by such Reporting Person, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  Based on 218,251,706 Common Shares outstanding (according to the Prospectus Supplement filed by the Issuer on March 19, 2010), the 19,947,364 Common Shares directly held by Holdings represents approximately 9.1% of the outstanding Common Shares.

The foregoing excludes 19,980,978 Common Shares and 19,022 Common Shares sold by Holdings and International, respectively, on March 24, 2010, in a public offering.  However, notwithstanding such sales, Holdings and International have voting power over such sold shares at the Issuer’s 2010 Annual General Meeting of Shareholders to be held on April 6, 2010, since they owned such shares on March 1, 2010, the record date for the Annual Meeting.

Additionally, the share ownership reported above by the Reporting Persons does not include any Common Shares owned by the other parties to the shareholder agreement.  See Item 8.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Shares, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Holdings is a party to an internal cash-settled swap arrangement with an indirect wholly-owned subsidiary of GECC as the counterparty relating to 19,947,364 notional Common Shares (the “referenced assets”) having a reference price of $15.53 per notional share.  Following the swap’s maturity (March 24, 2015) or the date of earlier acceleration thereof, Holdings will be obligated to pay the counterparty in cash an amount determined by reference to price appreciation above the reference price, and the counterparty will be obligated to pay Holdings in cash an amount determined by reference to price depreciation below the reference price.  In addition, Holdings is obligated to pay the counterparty an amount equal to distributions received on the referenced assets during the term of the swap.  The counterparty neither has nor shares voting or investment power over Common Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Item 4.

Shareholders Agreement

The Issuer, Holdings (the “GE Shareholder”), and certain affiliates of General Atlantic, Oak Hill and Wells Fargo (together with the GE Shareholder, the “Shareholders”) are party to an amended and restated shareholders agreement, as amended, relating to the Common Shares the Shareholders hold in the Issuer.  Pursuant to this agreement, Genpact Investment Co. (Bermuda) Limited (f/k/a Genpact Investment Co. (Lux) SICAR S.a.r.l.) (“GICo”), the investment vehicle owned by General Atlantic and Oak Hill, is entitled to nominate four persons to the Issuer’s board of directors.  The Shareholders agreed to vote their shares to elect such persons.  The number of directors that GICo is entitled to appoint is reduced if its ownership in the Issuer declines below certain levels and such right ceases if such ownership is below 10% of the Issuer’s outstanding Common Shares.

In addition, each of the Shareholders is subject to certain restrictions on the transfer of their Common Shares.  GICo, General Atlantic and Oak Hill have agreed not to transfer their shares if such transfer would result in a change of control (as defined in the agreement) unless certain conditions are met which require that all outstanding Common Shares owned by the Shareholders are sold for cash or certain types of marketable securities (or both), provided that a limited number may be exchanged for equity of, or remain outstanding in, the surviving person in certain circumstances.  In the event of certain transfers by GICo, each of the GE Shareholder and Wells Fargo has certain co-sale rights which permit them to sell shares to such transferee on the same terms and conditions.

The GE Shareholder has granted GICo certain rights of first refusal in the event it desires to transfer shares other than to an affiliate or in a registered offering or a sale pursuant to Rule 144.

The agreement grants the Shareholders certain rights to require the Issuer to register for public resale under the Securities Act all Common Shares that they request be registered.  In addition, the agreement grants the Shareholders piggyback rights on any registration for the Issuer’s account or the account of another Shareholder.  These rights are subject to certain limitations, including customary cutbacks and other restrictions.  In connection with registrations described above, the Issuer will indemnify any selling shareholders and will bear all fees, costs and expenses, except underwriting discounts and selling commissions.

The Agreement also provides certain information rights to the Shareholders and regulates the parties’ conduct concerning corporate opportunities.

The foregoing description is not complete and is qualified in its entirety to the amended and restated shareholders agreement and the amendments thereto, incorporated by reference as Exhibits 2.1, 2.2 and 2.3 to this Schedule 13G and incorporated herein by reference.

Beneficial Ownership

As of March 26, 2010, an aggregate of 121,975,838 Common Shares are subject to the shareholders agreement, of which 19,947,364 Common Shares are held directly by the GE Shareholder and 102,028,474 Common Shares are held by the other shareholders party to the shareholders agreement.  Nothing in this Schedule 13G shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares of the Issuer covered by the shareholders agreement, other than the Common Shares held directly or indirectly by such Reporting Person, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  Each Reporting Person expressly disclaims (i) the existence of any group, and (ii) beneficial ownership with respect to any Common Shares other than the Common Shares held directly by such Reporting Person.  Based on 218,251,706 Common Shares outstanding (according to the Prospectus Supplement filed by the Issuer on March 19, 2010), the 121,975,838 Common Shares subject to the shareholders agreement represent approximately 55.9% of the outstanding Common Shares.  The foregoing excludes an aggregate of 38,640,000 Commons Shares sold by such shareholders on March 24, 2010, in a public offering.  However, notwithstanding such sales, such shareholders have voting power over such sold shares at the Issuer’s 2010 Annual General Meeting of Shareholders to be held on April 6, 2010, since they owned such shares on March 1, 2010, the record date for the Annual Meeting.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

(a)-(c)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2010
GE CAPITAL (MAURITIUS) HOLDINGS LTD.

	By:	/s/ P. Jonas Svedlund
		Name:	P. Jonas Svedlund
		Title:	Attorney-in-fact

GE CAPITAL INTERNATIONAL (MAURITIUS)

	By:	/s/ P. Jonas Svedlund
		Name:	P. Jonas Svedlund
		Title:	Attorney-in-fact

GE INDIAN SERVICES HOLDING PRIVATE LIMITED

	By:	/s/ P. Jonas Svedlund
		Name:	P. Jonas Svedlund
		Title:	Attorney-in-fact

GE INDIA VENTURES LLC

	By:	/s/ P. Jonas Svedlund
		Name:	P. Jonas Svedlund
		Title:	Attorney-in-fact

GENERAL ELECTRIC CAPITAL SERVICES INDIAN INVESTMENTS LLC

	By:	/s/ P. Jonas Svedlund
		Name:	P. Jonas Svedlund
		Title:	Attorney-in-fact

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Barbara A. Lane
	Name:	Barbara A. Lane
	Title:	Attorney-in-fact

GENERAL ELECTRIC CAPITAL SERVICES, INC.

By:	/s/ Barbara A. Lane
	Name:	Barbara A. Lane
	Title:	Attorney-in-fact

GENERAL ELECTRIC COMPANY

By:	/s/ Barbara A. Lane
	Name:	Barbara A. Lane
	Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement, dated March 26, 2010, among the Reporting Persons.
2.1
Form of Amended and Restated Shareholders' Agreement by and among Genpact Limited, Genpact Global Holdings (Bermuda) Limited, Genpact Global (Bermuda) Limited and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-1 (Amendment No. 4) filed by Genpact Limited with the Securities and Exchange Commission on August 1, 2007)

2.2
Amendment No. 1 to Amended and Restated Shareholders' Agreement by and among Genpact Limited and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.25 of the Annual Report on Form 10-K for the year ended December 31, 2007, filed by Genpact Limited with the Securities and Exchange Commission on March 31, 2008)

2.3
Amendment No. 2 to Amended and Restated Shareholders' Agreement by and among Genpact Limited and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, filed by Genpact Limited with the Securities and Exchange Commission on November 9, 2010)

3	Power of Attorney (GE Capital (Mauritius) Holdings Ltd.)*
4	Power of Attorney (GE Capital International (Mauritius))*
5	Power of Attorney (GE Indian Services Holding Private Limited)*
6	Power of Attorney (GE India Ventures LLC)*
7	Power of Attorney (General Electric Capital Services Indian Investments LLC)*
8	Power of Attorney (General Electric Capital Corporation)*
9	Power of Attorney (General Electric Capital Services, Inc.)*
10	Power of Attorney (General Electric Company)*
___________________

* Previously filed with Amendment No. 2 to Schedule 13G